  Nicor Inc.
Form 10-K
Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-1732, 33-31029, 333-107377, 333-107375 and 333-28699 on Form S-8 of our report, dated February 24, 2006, relating to the financial statements and financial statement schedule of Nicor Inc. (which expresses an unqualified opinion and includes an explanatory paragraph related to a change, in 2005, in method of accounting for conditional asset retirement obligations as discussed in Note 2 and a change, in 2003, in method of accounting for energy trading activities and gas inventories as discussed in Note 1), and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Nicor Inc. for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 24, 2006